Exhibit 21.1

Flex Pharma, Inc.

The following is a list of subsidiaries of the Company as of December 31, 2018:

Name	Jurisdiction of Incorporation

TK Pharma, Inc.	Delaware
Flex Innovation Group LLC	Delaware
Falcon Acquisition Sub LLC	Delaware